787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 4, 2025

VIA EDGAR

John Grzeskiewicz, Esq.

David Manion, CPA, CAIA

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:    Registration Statement on Form N-14 of

  BlackRock ETF Trust II (Securities Act File No. 333-287836)

Dear Messrs. Grzeskiewicz and Manion:

On behalf of BlackRock ETF Trust II (the “Registrant”), this letter responds to (i) the accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on June 27, 2025 regarding the Registration Statement on Form N-14 filed by the Registrant on June 6, 2025 (the “Registration Statement”) relating to the proposed reorganization of BlackRock Mortgage-Backed Securities Fund (the “Target Fund”), a series of BlackRock Trust V, into iShares Mortgage-Backed Securities Active ETF (the “Acquiring Fund”), a series of the Registrant, and (ii) the disclosure comments provided by the Staff to the undersigned by telephone on July 3, 2025 regarding the Registration Statement.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. The Registrant anticipates filing these changes in a Pre-Effective Amendment (the “Amendment”) to the Trust’s Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS CHICAGO DALLAS FRANKFURT HAMBURG HOUSTON  LONDON LOS ANGELES

MILAN MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Comment No. 1:

Combined Prospectus/Information Statement – Financial Highlights. On page 45 of the Combined Prospectus/Information Statement, please provide the hyperlink to the Annual Financial Statements relating to the Target Fund.

Response No. 1:	The requested hyperlink will be provided in the Amendment.

* * * * * * * * *

Please do not hesitate to contact me at (212) 728-8510 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Anthony Geron

Anthony Geron

cc: Jessica Holly, Esq., BlackRock, Inc.

   Colin Hill, Esq., BlackRock, Inc.

   Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP